Exhibit 99.1

Luckin Coffee Inc. Announces Second Quarter 2024 Financial Results

Second Quarter Net Revenues Increased 35.5% to RMB8,402.6 Million

Profitability Improved From Last Quarter with GAAP Operating Margin of 12.5%

More than 1,370 Net New Store Openings; Ended Quarter with Nearly 20,000 Stores

BEIJING, July 30, 2024 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended June 30, 2024.

SECOND QUARTER 2024 HIGHLIGHTS1

•	Total net revenues in the second quarter were RMB8,402.6 million (US$1,156.2 million), representing an increase of 35.5% from RMB6,201.4 million in the same quarter of 2023.

•	Net new store openings during the second quarter was 1,371, including five new store openings in Singapore, resulting in a quarter-over-quarter store unit growth of 7.4% from the number of stores at the end of the first quarter of 2024, ending the second quarter with 19,961 stores which include 13,056 self-operated stores and 6,905 partnership stores.

•	Average monthly transacting customers in the second quarter was 69.7 million, representing an increase of 61.8% from 43.1 million in the same quarter of 2023.

•	Revenues from self-operated stores in the second quarter were RMB6,277.0 million (US$863.7 million), representing an increase of 39.6% from RMB4,495.3 million in the same quarter of 2023.

•	Same-store sales growth for self-operated stores in the second quarter was negative 20.9%, compared to 20.8% in the same quarter of 2023.

•	Store level operating profit – self-operated stores in the second quarter was RMB1,351.0 million (US$185.9 million) with store level operating profit margin of 21.5%, compared to RMB1,307.5 million with store level operating profit margin of 29.1% in the same quarter of 2023.

•	Revenues from partnership stores in the second quarter were RMB1,850.2 million (US$254.6 million), representing an increase of 24.5% from RMB1,485.8 million in the same quarter of 2023.

GAAP operating income in the second quarter was RMB1,050.7 million (US$144.6 million), representing a GAAP operating margin of 12.5%, compared to RMB1,172.8 million, or a GAAP operating margin of 18.9%, in the same quarter of 2023. Non-GAAP operating income in the second quarter, which adjusts for share-based compensation expenses, was RMB1,150.6 million (US$158.3 million), representing a non-GAAP operating margin of 13.7%, compared to RMB1,236.3 million, or a non-GAAP operating margin of 19.9%, in the same quarter of 2023. The decreases were mainly attributable to the reduced average selling price of the Company’s products and continued volatility in market dynamics and competition.

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

COMPANY STATEMENT

“We are thrilled to report another robust quarter, marked by significant growth in our product sales, the store network expansion and the increase in the number of average monthly transacting customers,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “This quarter, we achieved a notable increase in net revenues by 35.5%, and a surge in our average monthly transacting customers by 61.8%, compared to the same quarter last year. We have continued to make tremendous progress with the growth of our store footprint in the second quarter. In the second quarter, we added 1,371 net new stores, five of which were in Singapore. In July, we inaugurated our 20,000th store in Beijing, underscoring Luckin’s dominant position among China’s coffee chains. Additionally, our financial performance has seen a positive shift, with our GAAP operating margin improving to 12.5% from the first quarter. As another important development, in the presence of Brazilian Vice President Geraldo Alckmin, we entered into a series of letters of intent to procure approximately 120,000 metric tons of coffee beans from Brazil through the end of 2025. Given Brazil’s prominent position in global coffee production and exports, this collaboration is pivotal for Luckin, and we are excited about the opportunities it presents for our future endeavors.”

Dr. Guo continued, “As we move into the second half of 2024, we remain focused on delivering value to customers as well as leveraging our strengthened supply chain and increased store footprint to introduce more innovative and high-quality products to our growing customer base. We believe that we are well-positioned to increase our market share, quality of our products and brand awareness. I would also like to thank the Luckin team and all of our customers for their continued support of the Luckin brand. Looking ahead, we aim to further expand our footprint and offering, creating long-term value and driving sustainable growth.”

SECOND QUARTER 2024 FINANCIAL RESULTS

Total net revenues were RMB8,402.6 million (US$1,156.2 million) in the second quarter of 2024, representing an increase of 35.5% from RMB6,201.4 million in the same quarter of 2023. Net revenues growth was primarily driven by the increase in the number of products sold, the increase in stores in operation and the increase in the number of monthly transacting customers.

•	Revenues from product sales were RMB6,552.4 million (US$901.6 million) in the second quarter of 2024, representing an increase of 39.0% from RMB4,715.6 million in the same quarter of 2023.

•	Net revenues from freshly brewed drinks were RMB6,014.0 million (US$827.6 million), representing 71.6% of total net revenues in the second quarter of 2024, compared to RMB4,235.0 million, representing 68.2% of total net revenues, in the same quarter of 2023.

•	Net revenues from other products were RMB404.4 million (US$55.6 million), representing 4.8% of total net revenues in the second quarter of 2024, compared to RMB325.7 million, representing 5.3% of total net revenues, in the same quarter of 2023.

•	Net revenues from others were RMB134.1 million (US$18.4 million), representing 1.6% of total net revenues in the second quarter of 2024, compared to RMB154.9 million, representing 2.5% of total net revenues, in the same quarter of 2023.

•	Revenues from partnership stores were RMB1,850.2 million (US$254.6 million), representing 22.0% of total net revenues in the second quarter of 2024, which represents an increase of 24.5% compared to RMB1,485.8 million, representing 24.0% of total net revenues, in the same quarter of 2023. For the second quarter of 2024, revenues from partnership stores included sales of materials of RMB1,355.8 million (US$186.6 million), profit sharing of RMB202.6 million (US$27.9 million), delivery service of RMB145.5 million (US$20.0 million), sales of equipment of RMB129.6 million (US$17.8 million) and other services of RMB16.7 million (US$2.3 million).

Total operating expenses were RMB7,351.9 million (US$1,011.7 million) in the second quarter of 2024, representing an increase of 46.2% from RMB5,028.6 million in the same quarter of 2023. The increase in total operating expenses was predominantly the result of the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues increased to 87.5% in the second quarter of 2024 from 81.1% in the same quarter of 2023, mainly due to the increase in store rental and other operating costs and cost of materials as a percentage of net revenues resulting from decreased average selling price of the Company’s products.

•	Cost of materials were RMB3,368.2 million (US$463.5 million) in the second quarter of 2024, representing an increase of 36.8% from RMB2,461.5 million in the same quarter of 2023, which was mainly due to the increase in the number of products sold and the increase in sales of materials to partnership stores.

•	Store rental and other operating costs were RMB2,050.2 million (US$282.1 million) in the second quarter of 2024, representing an increase of 78.5% from RMB1,148.4 million in the same quarter of 2023, mainly due to the increase in labor costs, store rental as well as utilities and other store operating costs as a result of the increased number of stores in operation and items sold in the second quarter of 2024 compared to the same period last year.

•	Depreciation and amortization expenses were RMB289.1 million (US$39.8 million) in the second quarter of 2024, representing an increase of 126.3% from RMB127.7 million in the same quarter of 2023, mainly due to the increase in amortization of leasehold improvements for the stores and the increase in depreciation expenses of additional equipment put into use in new stores in the second quarter of 2024.

•	Delivery expenses were RMB606.9 million (US$83.5 million) in the second quarter of 2024, representing an increase of 13.6% from RMB534.1 million in the same quarter of 2023, mainly due to the increase in the number of delivery orders.

•	Sales and marketing expenses were RMB432.6 million (US$59.5 million) in the second quarter of 2024, representing an increase of 42.5% from RMB303.6 million in the same quarter of 2023, mainly driven by the increase in (i) advertising expenses as the Company continued to make strategic investments in its branding through various channels, and (ii) commissions to third-party delivery platforms which is in line with the increase in the number of delivery orders. Sales and marketing expenses amounted to 5.1% of total net revenues in the second quarter of 2024, compared to 4.9% of total net revenues in the same quarter of 2023.

•	General and administrative expenses were RMB589.7 million (US$81.1 million) in the second quarter of 2024, representing an increase of 38.6% from RMB425.5 million in the same quarter of 2023. The increase in general and administrative expenses was mainly driven by the increase in (i) payroll costs for headquarter staff, (ii) research and development expenses, (iii) share-based compensation for restricted share units and options issued to management and employees, and (iv) expenditures for office supplies. General and administrative expenses amounted to 7.0% of total net revenues in the second quarter of 2024, compared to 6.9% of total net revenues in the same quarter of 2023.

•	Store preopening and other expenses were RMB14.0 million (US$1.9 million) in the second quarter of 2024, representing a decrease of 24.3% from RMB18.5 million in the same quarter of 2023, mainly due to fewer stores preparing to be opened in the second quarter of 2024 compared to the same quarter of 2023. Store preopening and other expenses amounted to 0.2% of total net revenues in the second quarter of 2024, compared to 0.3% of total net revenues in the same quarter of 2023.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB1.2 million (US$0.2 million) in the second quarter of 2024, representing a decrease of 71.0% from RMB4.0 million in the same quarter of 2023. Losses and expenses related to Fabricated Transactions and Restructuring amounted to 0.0% of total net revenues in the second quarter of 2024, compared to 0.1% of total net revenues in the same quarter of 2023.

•	Store level operating profit margin - self-operated stores was 21.5% in the second quarter of 2024, compared to 29.1% in the same quarter of 2023, primarily due to the decrease in average selling price of the Company’s products, offset by the benefits of economies of scale from the increased number of products sold.

GAAP operating income was RMB1,050.7 million (US$144.6 million) in the second quarter of 2024, representing a GAAP operating margin of 12.5%, compared to RMB1,172.8 million, or a GAAP operating margin of 18.9%, in the same quarter of 2023. Non-GAAP operating income was RMB1,150.6 million (US$158.3 million) in the second quarter of 2024, representing a non-GAAP operating margin of 13.7%, compared to RMB1,236.3 million, or a non-GAAP operating margin of 19.9%, in the same quarter of 2023. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net income was RMB871.1 million (US$119.9 million) in the second quarter of 2024, representing a net margin of 10.4%, compared to RMB998.7 million, or a net margin of 16.1%, in the same quarter of 2023. Non-GAAP net income was RMB971.0 million (US$133.6 million) in the second quarter of 2024, representing a non-GAAP net margin of 11.6%, compared to RMB1,062.2 million, or a non-GAAP net margin of 17.1%, in the same quarter of 2023.

Basic and diluted net income per ADS was RMB2.72 (US$0.40) and RMB2.72 (US$0.40) in the second quarter of 2024, respectively, compared to RMB3.12 and RMB3.12 in the same quarter of 2023, respectively.

Non-GAAP basic and diluted net income per ADS was RMB3.04 (US$0.40) and RMB3.04 (US$0.40) in the second quarter of 2024, respectively, compared to RMB3.36 and RMB3.36 in the same quarter of 2023, respectively.

Net cash provided by operating activities was RMB1,549.1 million (US$213.2 million) in the second quarter of 2024, compared to net cash provided by operating activities of RMB1,444.4 million in the same quarter of 2023.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB3,786.0 million (US$521.0 million) as of June 30, 2024, compared to RMB3,752.7 million as of December 31, 2023.

KEY OPERATING DATA

	For the three months ended or as of
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	June 30,
	2022	2023	2023	2023	2023	2024	2024
Total stores	8,214	9,351	10,836	13,273	16,248	18,590	19,961
Self-operated stores	5,652	6,310	7,188	8,807	10,628	12,199	13,056
Partnership stores	2,562	3,041	3,648	4,466	5,620	6,391	6,905
Same-store sales growth for self-operated stores	9.2%	29.6%	20.8%	19.9%	13.5%	(20.3)%	(20.9)%
Average monthly transacting customers (in thousands)	24,559	29,489	43,070	58,477	62,438	59,914	69,689

KEY DEFINITIONS

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales mainly include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and delivery fees derived from self-operated stores paid by the Company’s customers. Before the first quarter of 2023, revenues from self-operated stores only included net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and beginning from the first quarter of 2023, we added delivery fees derived from self-operated stores paid by the Company’s customers to this definition.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that (i) were in operation at the beginning of the comparable period and were not closed before the end of the current period and (ii) maintained an average of at least 15 operating days per month over both the current and comparable periods.

•	Store level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues. Before the first quarter of 2023, commissions to third-party delivery platforms related to revenues from self-operated stores was not deducted when calculating this term.

•	Store level operating profit margin - self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the end of the period, excluding unmanned machines.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income. Calculated by operating income excluding share-based compensation expenses.

•	Non-GAAP net income. Calculated by net income excluding recurring item of share-based compensation expenses.

•	Non-GAAP net income attributable to the Company’s ordinary shareholders. Calculated by adjusting net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses.

•	Non-GAAP basic and diluted net income per shares. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income per ADSs. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP” or “GAAP”). The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Tuesday, July 30, 2024, at 8:00 am Eastern Time (or Tuesday, July 30, 2024, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	9555229

As previously announced, all shareholders are able to submit questions to Luckin Coffee management by visiting https://event.choruscall.com/mediaframe/webcast.html?webcastid=PgYeYMFG. After registration, there will be an “Ask a Question” section on the bottom of the screen. Management will answer a selection of questions from the submission list during the conference call. The Q&A platform will remain open until the conclusion of the earnings call.

The replay will be accessible through August 6, 2024, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	8442566

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Michael Bowen

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Spencer Hoffman

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2023

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2024

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2023	June 30, 2024 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,925,709	3,470,134	477,506
Restricted cash	66,080	5,580	768
Term deposit- current	464,019	117,729	16,200
Short-term investment	100,000	—	—
Accounts receivable, net	80,665	135,613	18,661
Receivables from online payment platforms	214,163	394,180	54,241
Inventories, net	2,204,000	2,314,070	318,427
Prepaid expenses and other current assets, net	1,544,918	1,712,088	235,591
Total current assets	7,599,554	8,149,394	1,121,394

Non-current assets:
Property and equipment, net	4,169,141	4,829,435	664,552
Restricted cash	46,854	42,603	5,862
Term deposit-non current	150,000	150,000	20,641
Other non-current assets, net	789,492	928,968	127,830
Deferred tax assets, net	350,082	269,976	37,150
Operating lease, right-of-use assets	5,186,855	5,585,986	768,657
Total non-current assets	10,692,424	11,806,968	1,624,692
TOTAL ASSETS	18,291,978	19,956,362	2,746,086

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowing	—	300,000	41,281
Accounts payable	814,655	753,214	103,646
Accrued expenses and other liabilities	2,556,977	2,620,474	360,589
Deferred revenues	123,422	122,022	16,790
Payable for equity litigants settlement	116,314	119,055	16,383
Operating lease liabilities-current	1,851,310	2,094,898	288,268
Total current liabilities	5,462,678	6,009,663	826,957

Non-current liabilities:
Operating lease liabilities-non current	3,114,855	3,245,133	446,545
Total non-current liabilities	3,114,855	3,245,133	446,545
Total liabilities	8,577,533	9,254,796	1,273,502

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,578,040	1,514,660	208,424

Shareholders’ equity:
Class A Ordinary shares	23	23	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	16,276,991	16,510,410	2,271,908
Statutory reserves	168,204	168,058	23,126
Accumulated deficits	(8,705,759)	(7,917,684)	(1,089,510)
Accumulated other comprehensive income	396,944	426,097	58,633
Total Company’s ordinary shareholders’ equity	8,136,405	9,186,906	1,264,160
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	18,291,978	19,956,362	2,746,086

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	4,715,596	6,552,393	901,639	8,016,907	11,322,553	1,558,035
Revenues from partnership stores	1,485,833	1,850,235	254,601	2,621,249	3,358,218	462,106
Total net revenues	6,201,429	8,402,628	1,156,240	10,638,156	14,680,771	2,020,141

Cost of materials	(2,461,505)	(3,368,237)	(463,485)	(4,216,159)	(6,312,667)	(868,652)
Store rental and other operating costs	(1,148,370)	(2,050,215)	(282,119)	(2,040,031)	(3,883,490)	(534,386)
Depreciation and amortization expenses	(127,748)	(289,114)	(39,783)	(236,204)	(548,511)	(75,478)
Delivery expenses	(534,147)	(606,918)	(83,515)	(955,881)	(1,054,713)	(145,133)
Sales and marketing expenses	(303,588)	(432,596)	(59,527)	(503,009)	(758,425)	(104,363)
General and administrative expenses	(425,543)	(589,704)	(81,146)	(786,373)	(1,146,247)	(157,729)
Store preopening and other expenses	(18,497)	(14,006)	(1,927)	(34,173)	(42,510)	(5,850)
Impairment loss of long-lived assets	(5,229)	—	—	(5,229)	—	—
Losses and expenses related to Fabricated Transactions and Restructuring	(3,986)	(1,156)	(159)	(9,916)	51,367	7,068
Total operating expenses	(5,028,613)	(7,351,946)	(1,011,661)	(8,786,975)	(13,695,196)	(1,884,523)
Operating income	1,172,816	1,050,682	144,579	1,851,181	985,575	135,618

Interest and investment income	25,704	13,430	1,848	45,815	29,585	4,071
Interest and financing expenses	—	(89)	(12)	—	(89)	(12)
Foreign exchange gain/(loss), net	(373)	(17,055)	(2,347)	(913)	(29,208)	(4,019)
Other income, net	26,275	57,311	7,886	40,706	67,378	9,272

Net income before income taxes	1,224,422	1,104,279	151,954	1,936,789	1,053,241	144,930
Income tax expense	(225,718)	(233,176)	(32,086)	(373,268)	(265,312)	(36,508)
Net income	998,704	871,103	119,868	1,563,521	787,929	108,422
Net income attributable to the Company’s ordinary shareholders	998,704	871,103	119,868	1,563,521	787,929	108,422

Net income per share:
Basic	0.39	0.34	0.05	0.62	0.31	0.04
Diluted	0.39	0.34	0.05	0.62	0.31	0.04
Net income per ADS:
Basic*	3.12	2.72	0.40	4.96	2.48	0.32
Diluted*	3.12	2.72	0.40	4.96	2.48	0.32

Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,532,072,783	2,545,551,167	2,545,551,167	2,532,072,783	2,545,551,167	2,545,551,167
Diluted	2,532,072,783	2,545,827,808	2,545,827,808	2,533,764,475	2,545,720,670	2,545,720,670

Net income	998,704	871,103	119,868	1,563,521	787,929	108,422
Other comprehensive income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	2,978	17,399	2,394	2,645	29,153	4,012
Total comprehensive income	1,001,682	888,502	122,262	1,566,166	817,082	112,434
Total comprehensive income attributable to ordinary shareholders	1,001,682	888,502	122,262	1,566,166	817,082	112,434

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,444,410	1,549,118	213,165	2,517,043	1,284,756	176,789
Net cash used in investing activities	(876,930)	(157,287)	(21,643)	(1,390,110)	(1,109,135)	(152,623)
Net cash provided by financing activities*	—	300,000	41,281	—	300,000	41,281
Effect of foreign exchange rate changes on cash and cash equivalents	9,398	2,141	295	8,045	4,053	558
Net increase in cash and cash equivalents and restricted cash	576,878	1,693,972	233,098	1,134,978	479,674	66,005
Cash and cash equivalents and restricted cash at beginning of period	4,136,019	1,824,345	251,038	3,577,919	3,038,643	418,131
Cash and cash equivalents and restricted cash at end of period	4,712,897	3,518,317	484,136	4,712,897	3,518,317	484,136

* Net cash provided by financing activities in the second quarter of 2024 represented proceeds from a short-term bank borrowing.

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	1,172,816	1,050,682	144,579	1,851,181	985,575	135,618
Adjusted for:
Share-based compensation expenses	63,448	99,917	13,749	115,552	170,016	23,395
Non-GAAP operating income	1,236,264	1,150,599	158,328	1,966,733	1,155,591	159,013

B. Non-GAAP net income
Net income	998,704	871,103	119,868	1,563,521	787,929	108,422
Adjusted for:
Share-based compensation expenses	63,448	99,917	13,749	115,552	170,016	23,395
Non-GAAP net income*	1,062,152	971,020	133,617	1,679,073	957,945	131,817

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,532,072,783	2,545,551,167	2,545,551,167	2,532,072,783	2,545,551,167	2,545,551,167
Diluted	2,532,072,783	2,545,827,808	2,545,827,808	2,533,764,475	2,545,720,670	2,545,720,670

Non-GAAP net income per share:
Basic	0.42	0.38	0.05	0.66	0.38	0.05
Diluted	0.42	0.38	0.05	0.66	0.38	0.05

Non-GAAP net income per ADS:
Basic*	3.36	3.04	0.40	5.28	3.04	0.40
Diluted*	3.36	3.04	0.40	5.28	3.04	0.40

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.